Filed by Inhibitex, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Fermavir Pharmaceuticals Inc.
Exchange Act File No. 333-116480
PRESS RELEASE

www.inhibitex.com

CONTACTS:
Inhibitex, Inc.
Russell H. Plumb
President and CEO
(678) 746-1136
rplumb@inhibitex.com
Lilian Stern (Investors)
Stern Investor Relations, Inc.
(212) 362-1200
lilian@sternir.com

FOR IMMEDIATE RELEASE
INHIBITEX TO HOST CONFERENCE CALL TO REPORT
SECOND QUARTER 2007 FINANCIAL RESULTS ON
AUGUST 9, 2007
ATLANTA, Georgia — July 24, 2007 — Inhibitex, Inc. (Nasdaq: INHX) announced today that it will host a conference call on Thursday, August 9, 2007 at 8:30 a.m. EDT to review the Company’s second quarter 2007 financial results and provide an update on recent corporate developments. The Company will issue a press release regarding its second quarter financial results on the same day, prior to the conference call.
To access the conference call, please dial 866-356-4279 (domestic) or 617-597-5394 (international) and reference the access code 68475069. A replay of the call will be available from 10:30 a.m. EDT on August 9, until September 7, 2007 at midnight. To access the replay, please dial 888-286-8010 (domestic) or 617-801-6888 (international) and reference the access code 67965064. A live audio webcast of the call and the archived webcast will be available in the Investors section of the Inhibitex website http://www.inhibitex.com under the Upcoming Events category.
About Inhibitex
Inhibitex, Inc., headquartered in Alpharetta, Georgia, is a biopharmaceutical company focused on the development of products that can treat, prevent or diagnose serious infections. In addition to its strategy of building a pipeline of antiviral products through in-licensing or acquisition, the Company has several collaborations based upon its proprietary MSCRAMM® protein platform, including those with Wyeth for the development of staphylococcal vaccines, with 3M for the development of diagnostics products, and with Dyax for the development of monoclonal antibodies for the treatment of enterococcal infections. For additional information about the Company, please visit www.inhibitex.com.
Inhibitex®, MSCRAMM®, Veronate® and Aurexis® are registered trademarks of Inhibitex, Inc.
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9005 Westside Parkway      ■      Alpharetta, GA 30004      ■      Tel: (678) 746-1100      ■      Fax: (678) 746-1299